NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07025915

SEC MAIL
RECEIVED
PROCESSING
AUG - 9 2007
WASH. D.C.
186
SECTION

July 31, 2007

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated July 31, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for J. MacAulay

BARBARA O'NEILL

dw 8/13

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 31, 2007

News Release: ***07-13*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has closed its previously announced non-brokered private placement.

The private placement consists of 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of $895,000.

Each Common Unit consists of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit consists of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") entitles the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing. The securities issued are subject to a hold period until December 1, 2007 and a 7.5% cash finder's fee has been paid to eligible persons.

The Units were offered by way of prospectus and registration exemptions in the provinces of Ontario, British Columbia and Alberta.

MineralFields Group (a division of Pathway Asset Management) has purchased 2,500,000 FT Units for gross proceeds of $500,000.

Proceeds of the financing will fund a portion of the 2007 exploration program of Manson Creek and for general working capital purposes.

Manson Creek's key projects for 2007 include continued diamond drilling on the Black Lake uranium property, proposed diamond drilling on the Meridian gold-silver property, and sampling on the Stem uranium property.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **JULY 31, 2007**

News Release: ***07-13*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has closed its previously announced non-brokered private placement.

The private placement consists of 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of $895,000.

Each Common Unit consists of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit consists of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") entitles the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing. The securities issued are subject to a hold period until December 1, 2007 and a 7.5% cash finder's fee has been paid to eligible persons.

The Units were offered by way of prospectus and registration exemptions in the provinces of Ontario, British Columbia and Alberta.

MineralFields Group (a division of Pathway Asset Management) has purchased 2,500,000 FT Units for gross proceeds of $500,000.

Proceeds of the financing will fund a portion of the 2007 exploration program of Manson Creek and for general working capital purposes.

Manson Creek's key projects for 2007 include continued diamond drilling on the Black Lake uranium property, proposed diamond drilling on the Meridian gold-silver property, and sampling on the Stem uranium property.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE — JULY 31, 2007

News Release: ***07-13*** — Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce today that it has closed its previously announced non-brokered private placement.

The private placement consists of 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of $895,000.

Each Common Unit consists of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit consists of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") entitles the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing. The securities issued are subject to a hold period until December 1, 2007 and a 7.5% cash finder's fee has been paid to eligible persons.

The Units were offered by way of prospectus and registration exemptions in the provinces of Ontario, British Columbia and Alberta.

MineralFields Group (a division of Pathway Asset Management) has purchased 2,500,000 FT Units for gross proceeds of $500,000.

Proceeds of the financing will fund a portion of the 2007 exploration program of Manson Creek and for general working capital purposes.

Manson Creek's key projects for 2007 include continued diamond drilling on the Black Lake uranium property, proposed diamond drilling on the Meridian gold-silver property, and sampling on the Stem uranium property.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END